SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 June 2014

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")

Resignation of Wilbur L. Ross, Jr as a Director and sale by his connected funds of their remaining shares in Bank of Ireland

Bank of Ireland has been notified by Mr Wilbur L. Ross, Jr of his resignation as a Director of Bank of Ireland and the agreement by Mr Ross and certain funds connected with him to sell their remaining shares of c. 1.8 billion units in Bank of Ireland.

The Bank notes, appreciates and understands the comments which Mr Ross has separately made this evening to the media and wire services regarding the rationale for the share placing and his resignation from the Board.

Mr Archie G. Kane, Chairman of the Bank of Ireland Group commented:

"On behalf of the Board I would like to thank Wilbur for his contribution, diligence and commitment as a Board member. Wilbur was instrumental in the success of the 2011 capital raising and, throughout his tenure, we have benefited greatly from his insights".

For further information please contact:

Bank of Ireland

Andrew Keating                    Group Chief Financial Officer                                           +353 (0)766 23 5141
Mark Spain                             Director of Group Investor Relations                              +353 (0)766 23 4850
Pat Farrell                                Head of Group Communications                                      +353 (0)766 23 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 10 June 2014